SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.885 • Fax: +352.226.056

CONTACT:

Guillermo Zuzenberg
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2008 FIRST HALF RESULTS

LUXEMBOURG - AUGUST 14, 2008 -- Quilmes Industrial (Quinsa) S.A. (“Quinsa” or the “Company”) today announced its results for the six months ended June 30, 2008.

Highlights - First half 2008

•	Normalized EBITDA increased 37.8% to US$ 342.0 million, from US$ 248.2 million in 2007.
•	Sales volumes increased 12.3% in the case of beer and 9.8% in soft drinks compared to the first six months of 2007.
•	Net revenues increased 30.7%.
•	Net profit after tax increased 47.9% to US$ 148.2 million for the first half of 2008.

Financial review - First half 2008

Beer volume sales increased to 9,538,000 hectoliters from 8,497,000 hectoliters a year earlier, reflecting an outstanding performance in all the countries where Quinsa operates. Soft drinks volume sales increased from 5,692,000 hectoliters to 6,251,000 hectoliters as a result of strong performances both in Argentina and Uruguay.

Consolidated net sales increased 30.7%, based on the good volume performances throughout the region and higher sales prices in all the countries where Quinsa operates.

-more-

Quilmes Industrial (Quinsa) S.A.
Page Two -- August 14, 2008

Gross profit increased to US$ 486.2 million from US$ 365.3 million a year earlier. This was largely the result of higher volume sales and prices in all of the Company’s operations, partially offset by higher costs for labor and raw materials.

Selling and marketing expenses increased 24.8% to US$ 162.3 million, due to the increase in volumes and freight costs. Overall, selling and marketing expenses declined as a percentage of sales, from 20.9% to 20.0%.

Administrative and general expenses increased 22.1% to US$ 27.2 million, principally as a result of higher personnel-related costs and depreciations.

As a result of these variations, normalized operating profit for the first half of 2008 increased to US$ 285.3 million, from US$ 199.2 million for the same period in 2007. Normalized EBITDA increased to US$ 342.0 million, from US$ 248.2 million in 2007.

Net profit after tax increased to US$ 148.2 million, compared to US$ 100.2 million in 2007.

-more-
- Statistical Tables Follow

Quilmes Industrial (Quinsa) S.A.
Page Three -- August 14, 2008

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY (U.S. Dollars in millions, except per share amounts)

	Six months ended June 30th,
	2008	2007

Net sales	811.9	621.2
Cost of goods sold	(325.7)	(255.9)
Gross profit	486.2	365.3

Selling and marketing expenses	(162.3)	(130.1)
Administrative and general expenses	(27.2)	(22.3)
Goodwill amortization	(6.7)	(6.4)
Other operating income (loss)	(4.7)	(7.4)
Normalized operating profit	285.3	199.2
Sale of fixed assets, management bonus & other exp	0.7	(0.7)
Operating profit	286.0	198.5
Interest income	8.7	8.9
Interest expense	(26.6)	(21.6)
Exchange rate gain (loss)	(27.5)	(0.6)
Other income (expense) (net)	8.7	(4.5)
Earnings (losses) before taxes & minority interest	249.3	180.7
Income taxes	(77.2)	(61.7)
Minority interest	(23.9)	(18.8)

Net income (loss)	148.2	100.2

Depreciation and amortization	56.7	49.0
Normalized EBITDA	342.0	248.2
Normalized EBITDA margin	42.1%	40.0%

-more-

Quilmes Industrial (Quinsa) S.A.
Page Four -- August 14, 2008

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY (U. S. Dollars in millions)

	As of June 30th,
	2008	2007
ASSETS
Cash, Cash Equivalents and Government Securities	528.5	333.3
Inventories	134.4	100.8
Accounts receivable	43.7	38.0
Other Current Assets	83.2	48.1
Total Current Assets	789.8	520.2
Property, Plant and Equipment, Net	779.5	634.9
Goodwill	349.2	326.6
Long term financial investments	132.3	125.4
Other Assets	89.1	108.6
Total Assets	2,139.9	1,715.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	181.4	165.8
Long-Term Bank Debt	219.9	269.1
Other Liabilities	545.6	461.3
Total Liabilities	946.9	896.2
Minority Interest	111.6	84.2
Shareholders’ Equity	1,081.4	735.3
Total Liabilities and Shareholders Equity	2,139.9	1,715.7

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

-more-

Quilmes Industrial (Quinsa) S.A.
Page Five -- August 14, 2008

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).

Quinsa’s web address: www.Quinsa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

By:	/s/ MIGUEL GOMEZ EIRIZ
MIGUEL GOMEZ EIRIZ
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.